August 20, 2024

Tom Berry
Chief Executive Officer
ILS Fixed Horizon LLC
PO Box 1227
210 Market Street
El Campo, TX 77437

       Re: ILS Fixed Horizon LLC
           Amendment No. 7 to Offering Statement on Form 1-A
           Filed June 4, 2024
           File No. 024-12055
Dear Tom Berry:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 12, 2024 letter.

Amended Offering Statement on Form 1-A
Cover Page

1. Please revise the risk factors on your cover page to address the risk that the Debt Units holders may not be able to withdraw the Debt Unit funds from the company and that the
       Debt Units are illiquid investments since no market exists for the Debt Units. Also revise your Risk Factors section, on page 21, to clearly address the risk that Debt Units holders might not be able to withdraw the Debt Unit funds from the company. Offering Circular Summary, page 13

2. We note your response to prior comment 2 regarding early withdrawals. Please revise your disclosure to include the substance of your response to that comment including that the discretionary withdrawal option is intended to serve as a very occasional occurrence, if and when a particular investor requests it, traditionally for personal
 August 20, 2024
Page 2

       reasons, that investors generally need to provide a compelling reason for their withdrawal requests, that you do not anticipate many such occurrences, that investors would be redeemed at the same price per unit at which they initially invested, which is priced at
       $1,000 per unit and that there is no premium on these units. Roll-Over Mechanism of Units in all Classes, page 16

3. You propose to issue additional debt securities to your holders by offering to reinvest the accrued interest otherwise due on their securities on a monthly basis and that these additional purchases will count towards your total offering amount. Please revise to clarify how your activities will be done in compliance with Regulation A, for example, please ensure that your analysis and disclosure reflects: (i) that you will obtain the affirmative consent from each holder prior to any and each subsequent investment in your
       debt securities made with such holder   s accrued interest amounts; (ii)
confirm that you
       will provide investors with a hyperlink to the current offering circular in connection with and at the time of any such additional monthly investment (refer to Rule 251(d)(1)(iii));
       (iii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to monthly investments made with accrued interest amounts; and (iv) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.
Use of Proceeds, page 30

4. We note that you have removed the use of proceeds at a 50% of the maximum offering from the Use of Proceeds table. Please revise to indicate the use of proceeds at the 50% of the maximum offering amount in the Use of Proceeds table.
Beneficial Ownership of Company, page 44

5. We reissue prior comment 4 in part. Please include the listing of all executive officers as a group in the table, as a separate line. Refer to Item 12(a)(1) of Part II of Form 1-A.
       Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Larry Pino, Esq.